UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 — Madrid

Abengoa, S.A., (the “Company”) with the aim of complying with article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following

Significant fact

(Hecho relevante)

In connection with the noteholders’ meeting (the “Noteholders’ Meeting”) of the issue “€500,000,000 8.50 per cent. Notes due 2016” (ISIN: XS0498817542) (respectively, the “Issue” or the “Bonds”), which was called, among others, by virtue of Significant Event (Hecho Relevante) notice number 235347 dated 25 February 2016, the Company hereby announces that the Noteholders’ Meeting in connection with the Notes has not attained the legally required quorum to be held on first call (i.e. at least two thirds of the entire outstanding amount of the Notes in issue). The Company will not convene an adjourned Meeting to be held on second call.

1                                      Additional information

The following contact details have been provided for noteholders to request any information or clarifications regarding the Noteholders’ Meeting:

Tabulation Agent:

Lucid Issuer Services Limited

Att: David Shilson/Victor Parzyjagla

Tankerton Works
12 Argyle Walk
Londres WC1H 8HA
Reino Unido United Kingdom

E-mail: abengoa@lucid-is.com

Telephone: +44 (0) 20 7704 0880

Seville, 28 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 28 March, 2016	By:	/s/ Joaquín Fernández de Pierola
Name: Joaquín Fernández de Pierola
Title: CEO